EXHIBIT I

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MARCATO INTERNATIONAL

MASTER FUND, LTD.,

Plaintiff,

v.

JOHN M. GIBBONS, KARYN O.

BARSA, NELSON C. CHAN, MICHAEL

F. DEVINE III, ANGEL R. MARTINEZ,

JOHN G. PERENCHIO, DAVID

POWERS, JAMES QUINN, LAURI M.

SHANAHAN, BONITA C. STEWART,

and DECKERS OUTDOOR

CORPORATION,

Defendants.

C.A. No.

VERIFIED COMPLAINT

Plaintiff Marcato International Master Fund, Ltd. (together with its affiliates, “Marcato” or “Plaintiff”), by and through its undersigned counsel, makes the following allegations against Defendants John M. Gibbons, Karyn O. Barsa, Nelson C. Chan, Michael F. Devine III, Angel R. Martinez, John G. Perenchio, David Powers, James Quinn, Lauri M. Shanahan, and Bonita C. Stewart (collectively, the “Director Defendants”), and Deckers Outdoor Corporation (“Deckers” or the “Company,” and together with the Director Defendants, “Defendants”). The allegations of this Verified Complaint are based on the personal knowledge of Plaintiff as to itself and on information and belief (including the investigation of counsel and review of publicly available information) as to all other matters.

NATURE OF THE ACTION

1.    Marcato, the beneficial owner of approximately 8.4% of the outstanding shares of common stock of Deckers, brings this action to protect the stockholder franchise and allow the Company’s stockholders to elect the nominees of their choosing at the 2017 annual meeting of stockholders (the “2017 Annual Meeting”).

2.    Deckers is a publicly traded footwear designer and distributor based in Goleta, California. Despite owning profitable and internationally recognized brands like UGG and Teva, the Company has suffered years of stock price underperformance, declining operating margins, and poor capital allocation. After peaking at $118.90 per share in October 2011, the Company’s stock price has lost more than 43% of its value and currently trades at $66.09 per share. The current stock price is a reflection of the market’s lack of confidence in the Company’s leadership, failed decision making, and lack of strategic direction. Throughout this period, the Company consistently ignored recommendations made by Marcato and other stockholders to improve profitability and stockholder value.

3.     After months of unproductive attempts at engagement with the Company intended to improve the performance of the Board and secure cooperation from directors and management to develop a strategy focused on profitable growth and sustainable returns, Marcato concluded that wholesale change in the boardroom would be necessary to effectuate change. On September 13, 2017, Marcato provided notice of its intention to nominate ten highly qualified candidates (the “Marcato Nominees”) to stand for election to the Company’s Board of Directors (the “Board”) at the 2017 Annual Meeting.

4.    Unfortunately, the Director Defendants have responded to Marcato’s call for change the same way they responded to Marcato’s proposals regarding the business: defensively and uncooperatively. Indeed, the Director Defendants have engaged in defensive maneuvering calculated to entrench themselves at the expense of the stockholder franchise.

5.    The Board previously embedded acceleration provisions (the “Change in Control Provisions”) in certain of the Company’s compensation arrangements (the “Plans”) that will be triggered if the stockholders replace a majority of the Director Defendants with nominees who have not been “approved” or designated by the incumbents as “continuing directors” prior to the election. According to the Company’s own calculation, triggering those provisions will result in a windfall of approximately $19 million in accelerated equity awards and accelerated deferred compensation payments (the “Proxy Penalties”) for the Company’s executives without any benefit to the Company or its stockholders. The Proxy Penalties could total more than $36 million, depending on the exercise price for any outstanding stock options. Thus, the Proxy Penalties, if triggered, could be as much as four to seven times the Company’s net income in 2016.

6.    The Company’s Second Amended and Restated Credit Agreement (the “Credit Agreement”) also contains an acceleration provision that triggers an event of default upon a change in the composition of the majority of the Board if, upon such change, a majority of seats are held by individuals who are neither (i) nominated by the Board nor (ii) appointed by directors so nominated. Thus, the provision will be triggered upon the election of a dissident slate that was not nominated by the Board. In violation of Delaware law, the Company claims that the Board lacks discretion under the Credit Agreement to disable the provision in advance of the election of a dissident slate. As of September 30, 2017, the Company owed over $103 million under the Credit Agreement.

7.    To level the playing field and ensure a fair election focused solely on the merits of its slate without the threat of the Proxy Penalties looming over the vote, Marcato requested in a letter delivered to the Board on October 3, 2017 (the “October 3 Letter”) that the Board promptly approve the Marcato Nominees for purposes of the Change in Control Provisions. Importantly, approval under the Plans or nomination under the Credit Agreement does not require the Board to support the Marcato Nominees for election at the 2017 Annual Meeting.

8.    After more than two weeks of delay, the Board responded on October 18, 2017. According to the Board, it “does not believe that taking the actions requested in the October 3 Letter . . . are in the best interests of the Company and its stockholders.” The Board provided no basis for its determination. Nor can it. The Board has never questioned the character, integrity or credentials of the Marcato Nominees, the sufficiency of the nomination materials submitted in connection with their candidacies (the “Nomination Materials”), or Marcato’s compliance with the Company’s Amended and Restated Bylaws (the “Bylaws”).

9.    Quite simply, the Board has no good faith basis to believe that the Marcato Nominees pose a danger to the interests of the Company or the stockholders, and therefore must approve and nominate the Marcato Nominees in accordance with their fiduciary duties. The Board’s refusal to approve and nominate the Marcato Nominees serves no corporate interest and has no purpose other than to maintain the Director Defendants in office.

10.    The Board also disclaimed responsibility for the “consequences” of “an unapproved change in the composition of a majority of the members of the Board” as “a problem entirely of [Marcato]’s creation.” In other words, the exercise of a stockholder’s right to seek electoral change is a “problem” for which all stockholders must be punished by the wasteful acceleration of over one hundred million dollars in debt and the transfer of tens of millions of dollars from the Company to senior management’s coffers.

11.    By refusing to approve and nominate the Marcato Nominees and needlessly threatening the Company’s stockholders with the Proxy Penalties, the Director Defendants have impaired the exercise of the stockholder franchise and breached their fiduciary duties.

12.    The Director Defendants also have unlawfully deferred the 2017 Annual Meeting until December 14, 2017, more than 15 months since the Company’s last annual meeting held on September 12, 2016.

13.    This delay violated Delaware law, which requires Delaware corporations to conduct annual meetings. 8 Del. C. § 211(c).

14.    The Delaware Supreme Court has confirmed that the word “annual” in the statute has a distinct meaning. Put simply, “annual” meetings should be held annually.

15.    In a press release issued by the Company on September 13, 2017, the Company noted that the 2017 Annual Meeting is “currently scheduled to be held on December 14, 2017,” clearly leaving open the possibility that the date of the 2017 Annual Meeting may be moved. To the best of Marcato’s knowledge, this is the only instance in the last ten years that the Company has publicly used the phrase “currently scheduled” in referring to the date of its annual meeting.

16.    On October 2, 2017, the Chairman of the Board expressed supposed “concerns” about engaging in a proxy contest during the winter shopping season, which historically is the Company’s most active, signaling that the Company may further delay the 2017 Annual Meeting. But the Board manufactured this situation by deferring this year’s meeting to the middle of December, marking the first time that the meeting has been conducted in the calendar fourth quarter in Deckers’ 24-year history as a public company.

17.    On October 6, 2017, Marcato requested confirmation from the Board that the meeting would be conducted on December 14, 2017 without further adjournment or postponement.

18.    But this request, too, was rejected without any basis. On October 18, 2017, a letter from Company counsel stated that the Board “will not [] make such a commitment,” and suggested that the Board may further delay the meeting, noting that there are unidentified “numerous instances” that allegedly may justify “chang[ing] the date or time of the Annual Meeting.”

19.    The Board’s refusal to confirm the Annual Meeting date bolsters Marcato’s concern that the Director Defendants may seek to hold on to their seats by delaying their day of reckoning at the ballot box. The Court should not permit the Company to stall corporate democracy any longer.

20.    Accordingly, Marcato respectfully seeks an order (i) compelling Deckers to hold the 2017 Annual Meeting on December 14, 2017, without further adjournment or postponement, (ii) compelling the Board to approve and nominate the Marcato Nominees to defuse the Change in Control Provisions, and (iii) to the extent that the Board is without discretion to approve or nominate the Marcato Nominees for the purpose of defusing the Proxy Penalties under the Plans or the Credit Agreement, declaring the Change in Control Provision in any such Plan or Agreement void and unenforceable.

PARTIES

21.    Plaintiff Marcato is an investment manager based in San Francisco, California and is a Cayman Islands exempted company. Marcato is the record holder of 1,000 shares of common stock of Deckers and, together with its affiliates, beneficially owns approximately 8.4% of the outstanding shares of common stock of Deckers.

22.    Defendant Deckers is a Delaware corporation with its executive offices in Goleta, California. Deckers stock trades on the New York Stock Exchange under the ticker symbol “DECK.” Deckers designs, markets and distributes footwear, apparel and accessories, including under the brand names UGG and Teva.

23.    Defendant John M. Gibbons (“Gibbons”) has served as a Deckers director since 2000 and currently is the Chairman of the Board.

24.    Defendant Karyn O. Barsa (“Barsa”) has served as a Deckers director since 2008.

25.    Defendant Nelson C. Chan (“Chan”) has served as a Deckers director since 2014.

26.    Defendant Michael F. Devine III (“Devine”) has served as a Deckers director since 2011.

27.    Defendant Angel R. Martinez (“Martinez”) has served as a Deckers director since 2005.

28.    Defendant John G. Perenchio (“Perenchio”) has served as a Deckers director since 2005.

29.    Defendant David Powers (“Powers”) has served as a Deckers director and as the Company’s Chief Executive Officer since June 2016.

30.    Defendant James Quinn (“Quinn”) has served as a Deckers director since 2011.

31.    Defendant Lauri M. Shanahan (“Shanahan”) has served as a Deckers director since 2011.

32.    Defendant Bonita C. Stewart (“Stewart”) has served as a Deckers director since 2014.

33.    Defendants Gibbons, Barsa, Chan, Devine, Martinez, Perenchio, Powers, Quinn, Shanahan, and Stewart comprise the entirety of the Company’s incumbent Board.

34.    By virtue of their positions as directors and/or officers of Deckers, and/or their exercise of control and ownership over the business and corporate affairs of the Company, the Director Defendants have, and at all relevant times had, the power to control and influence and did control and influence and cause the Company to engage in the practices complained of herein.

35.    Each Director Defendant is sued individually in his or her capacity as a director and/or officer of Deckers.

FACTUAL BACKGROUND

I.	DECKERS’ CHRONIC UNDERPERFORMANCE

36.    Deckers enjoys a number of strong, profitable footwear brands. But under the stewardship of the Director Defendants, Deckers has failed to translate its brand strength into growth in earnings and stockholder value and has meaningfully underperformed its peers.

37.    From January 2011 through February 2017, the Company’s shares lost 44% of their value. By contrast, during the same period, the S&P 500 Apparel, Accessory & Luxury Index was flat, and an index of Deckers’ peers increased by 58%.

38.    Deckers’ history reveals that its underperformance is attributable to years of strategic, operational, and capital allocation mistakes.

39.    For example, from 2011 through 2016, the Company implemented an ill-advised $100 million retail expansion strategy, more than tripling its retail footprint from 45 stores to 153 stores despite the seasonal nature of the business and the increasing shift by consumers to e-commerce. Unsurprisingly, the strategy failed. The Company’s EBIT margins and return on invested capital both declined by over 50%.

40.    The Company also has made consistently poor decisions allocating capital. The Company’s failed acquisitions and poor returns on investment in non-core brands confirm this problem. This year, the Company announced a $118 million write-down on its $150 million acquisition of Sanuk, nearly 80% of the original purchase price.

41.    The Company’s poor performance has been accompanied by runaway unallocated expenses and declining profitability. Despite expecting to generate $400 million more in revenue in 2017 than in 2011, Deckers today generates $100 million less in EBITDA. EBIT margins have fallen from 21% to 9%.

II.	THE CHANGE IN CONTROL PROVISIONS

42.    The Board has embedded Change in Control Provisions in a number of executive compensation arrangements that trigger upon an unapproved change in the composition of the majority of the directors on the Board. If triggered, these Change in Control Provisions will result in millions of dollars in Proxy Penalties. These plans include the Amended and Restated Deferred Compensation Plan (the “Deferred Compensation Plan”), the 2015 Stock Incentive Plan (including the award agreements entered into by the Company thereunder, the “2015 Plan”), and the 2006 Equity Incentive Plan (including the award agreements entered into by the Company thereunder, the “2006 Plan”).

43.    For example, Section 1.9 of the Deferred Compensation Plan defines a “Change in Control” to include the circumstance where “a majority of members of the corporation’s board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the corporation’s board of directors before the date of the appointment or election[.]”

44.    Section 4.4 of the Deferred Compensation Plan provides for a “single-trigger” payment upon the occurrence of a Change in Control, such that all account balances under the plan would become immediately payable following the Change in Control. According to the Company’s Preliminary Proxy Statement (as

amended, the “Preliminary Proxy”), the amounts payable under the Deferred Compensation Plan following the occurrence of a Change in Control total $4,168,924.

45.    Similarly, Section 2.11 of the 2015 Plan defines a “Corporate Transaction” to include the circumstance in which “a majority of members of the Board is replaced during any twelve (12) month period by member of the Board whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election[.]”

46.    The majority of the outstanding publicly-filed form award agreements executed by the Company under the 2015 Plan are “single-trigger” awards, which were issued as equity compensation for fiscal years of the Company prior to the Company’s 2018 fiscal year (collectively, the “Pre-2018 Award Agreements”). The Pre-2018 Award Agreements provide that, upon the occurrence of a Corporate Transaction that has not been approved by a majority of “Continuing Directors,” the applicable unvested equity award, or a portion of such unvested award, immediately vests and becomes exercisable.

47.    Each of the Pre-2018 Award Agreements, in turn, defines “Continuing Director” to include “any member of the Board of Directors of the Company who was a member of the Board prior to the adoption of the Plan, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors.”

48.    In addition, each of the Company’s most recent publicly-filed award agreements executed under the 2015 Plan, which were issued as equity compensation for the Company’s 2018 fiscal year (collectively, the “2018 Award Agreements”), provides for “double-trigger” awards that result in accelerated vesting upon the occurrence of both a Corporate Transaction and a termination without cause or constructive termination within 12 or 24 months of the Corporate Transaction.

49.    According to the Company’s Preliminary Proxy, up to 460,555 shares of common stock could immediately accelerate and become exercisable upon a Corporate Transaction under the 2015 Plan, resulting in a stock-based compensation expense of $14,332,947. It is not clear from the Company’s Preliminary Proxy whether this estimate takes into account only the equity awards that would accelerate and become exercisable upon a Corporate Transaction, without any qualifying terminations, pursuant to the “single-trigger” provisions contained in the Pre-2018 Award Agreements, or if this estimate also includes the equity awards that could accelerate and become exercisable pursuant to the “double-trigger” awards contained in the 2018 Award Agreements. Critically, these amounts do not take into account additional compensation awards that will need to be issued to employees for retention purposes should these awards accelerate.

50.    Section 2.1.5 of the 2006 Plan defines a “Change in Control” to include a contested election of Directors, as a result of which or in connection with which “the persons who were Directors before such election or their nominees cease to constitute a majority of the Board.”

51.    Each of the outstanding publicly-filed form award agreements executed under the 2006 Plan (collectively, the “2006 Plan Award Agreements”) are “single-trigger awards, providing that, upon the occurrence of a Change in Control that has not been approved by a majority of “Continuing Directors,” the applicable unvested equity award, or a portion of such unvested award, immediately vests and becomes exercisable.

52.     Each of the 2006 Plan Award Agreements, in turn, defines “Continuing Director” to include “any member of the Board of Directors of the Company who was a member of the Board prior to the adoption of the Plan, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors.”

53.    According to the Company’s Preliminary Proxy, up to 31,928 shares of common stock could immediately accelerate and become exercisable upon a Corporate Transaction under the 2006 Plan, resulting in a stock-based compensation expense of $333,653.

54.    Collectively, the Company estimates that the total Proxy Penalties resulting from an unapproved Change in Control at the 2017 Annual Meeting under the Plans include the accelerated vesting of 492,483 shares of common stock, which would result in a $14,666,600 in stock-based compensation expense and $4,168,924 in immediate payments (and may total more than $36 million, depending on the exercise price for any outstanding stock options).

55.    The Credit Agreement defines a “Change in Control” to include the “occupation of a majority of the seats (other than vacant seats) on the board of directors of the Company by Persons who were neither (i) nominated by the board of directors of the Company nor (ii) appointed by directors so nominated.”

56.    Upon the occurrence of a “Change in Control,” Article VII of the Credit Agreement entitles the Company’s lenders to accelerate all amounts outstanding immediately. As of September 30, 2017, the Company owed $103,549,010 under the Credit Agreement.

57.    Prior to the election of directors at the 2017 Annual Meeting, the Board can avoid incurring any of the Proxy Penalties under the Plans by approving the Marcato Nominees as “Continuing Directors.” Likewise, the Board can disable the Change in Control Provision in the Credit Agreement by nominating the Marcato Nominees.

58.     The Preliminary Proxy, however, specifically carves out the Credit Agreement from the agreements under which, according to the Company, the Board may have discretionary authority to approve the Marcato Nominees. Thus, under the Board’s interpretation, the Credit Agreement effectively prohibits any stockholder-led change in the majority of the Board for the entire life of the debt without the triggering of draconian consequences to the Company. This result is untenable. To the extent that the Board contends that it lacks the ability to disable the Change in Control Provision in any of the Plans or the Credit Agreement, the Change in Control Provisions are per se invalid and unenforceable under Delaware law.

III.	MARCATO ATTEMPTS TO CONSTRUCTIVELY ENGAGE THE BOARD

59.    On February 8, 2017, Marcato filed a Schedule 13D with the Securities and Exchange Commission, disclosing that Marcato, along with its affiliates, beneficially owned 1,910,179 shares, or 6.0%, of the Company’s outstanding common stock.

60.    On February 21, 2017, Marcato sent a private letter to the Board expressing its concern that the Company had failed to translate its brand strength into growth in earnings and stockholder value. Marcato requested that the Board conduct a full review of strategic alternatives, including a potential sale of the Company.

61.    On April 25, 2017, the Company announced that the Board had initiated a process to review a broad range of strategic alternatives, including a potential sale of the Company or other transaction.

62.    On June 21, 2017, Marcato again reached out to the Board. It expressed concern that a strategic process conducted under the oversight of the Director Defendants and management team might not result in an outcome that maximizes stockholder value. Among other issues, Marcato pointed out that the Director Defendants do not have any professional experience in business valuation or corporate M&A. In order to provide necessary skills and experience in connection with the strategic review, Marcato proposed that the Board appoint two new directors with the requisite background and experience; one a representative of Marcato and the other an individual agreed upon by Marcato and the Board.

63.    On June 27, 2017, having received no response to its proposal, Marcato advised the Board and publicly announced that, should the strategic review process not culminate in a sale of the Company at an attractive value to all stockholders, Marcato would be prepared to nominate a slate of director candidates to replace the entire Board.

64.    On August 4, 2017, Marcato proposed a settlement to the Company that contemplated the addition of Matthew P. Hepler, a Partner at Marcato, and a to-be-determined number of additional individuals to the Board, as well as a public announcement to be made by the Company with respect to certain changes to the Company’s operations and capital structure.

65.    On August 10, 2017, the Company informed Marcato that the Board believed the settlement discussions were premature in light of the strategic review process currently underway.

IV.	MARCATO PROVIDES NOTICE OF ITS INTENTION TO NOMINATE TEN HIGHLY QUALIFIED CANDIDATES FOR ELECTION TO THE BOARD

66.    On September 13, 2017, Marcato provided notice of its intention to nominate a slate of ten candidates (the “Marcato Nominees”) for election to the Board at the 2017 Annual Meeting: (i) Deborah M. Derby, President of Horizon Group USA; (ii) Kristen J. Feldman, former Managing Director and head of Morgan Stanley’s Global Retail Group; (iii) Steve Fuller, former Chief Marketing Officer for L.L. Bean, Inc.; (iv) Matthew P. Hepler, Partner at Marcato; (v) Robert D. Huth, former President and Chief Executive Officer of David’s Bridal, Inc.; (vi) Jan R. Kniffen, Chief Executive Officer of J. Rogers Kniffen Worldwide Enterprises LLC, which provides equity research and financial management consulting services relating to companies in the retail sector; (vii) Mitchell A.

Kosh, former Chief Administrative Officer of Ralph Lauren Corporation; (viii) Nathaniel J. Lipman, former President and Chief Executive Officer of Affinion; (ix) Michael W. Rayden, former President, Chief Executive Officer and Chairman of Justice, Tween Brands; and (x) Anne Waterman, former Senior Vice President, Global Image of Michael Kors.

67.    On the same day, in connection with its nomination of the Marcato Nominees and in accordance with the Bylaws, Marcato submitted 544 pages of Nomination Materials, including copies of signed consents and commitments to serve as a director of the Company executed by each of the Marcato Nominees (as required by Section 2.8(B)(vii) of Article 2 of the Bylaws), completed and signed written questionnaires for each of the Marcato Nominees (as required by Section 2.8(D) of Article 2 of the Bylaws) and a written representation and agreement executed by each of the Marcato Nominees (as required by Section 2.8(D) of Article 2 of the Bylaws).

68.    On September 13, 2017, the Company issued a press release confirming receipt of Marcato’s notice of its intention to nominate ten director candidates.

69.    The Board has not identified any purported error or inadequacy in any of the Nomination Materials in the more than five weeks since their submission, nor has it requested any additional information or materials.

70.    On September 19, 2017, counsel to the Company advised Marcato that the Corporate Governance Committee and the Board “would like to interview each of Marcato’s nominees.” Marcato considered the Board’s request despite the fact that it had no basis in the Bylaws, which do not impose any requirement that nominees for election to the Board submit to interviews. In light of the Company’s unwillingness to engage with Marcato with respect to Marcato’s settlement proposals, Marcato advised the Board on September 21, 2017 that it believed that such interviews would be premature, and that such meetings would be most productive if they are conducted in the context of a broader settlement discussion. Marcato made clear that it would be “willing to work with the company to make its nominees available to meet with members of the Deckers board at the appropriate time.” The Board never followed up with any subsequent interview request.

V.	THE DIRECTOR DEFENDANTS IMPROPERLY DELAY THE 2017 ANNUAL MEETING AND WARN OF FURTHER ADJOURNMENTS

71.    The Delaware General Corporation Law recognizes the importance of the stockholder franchise in 8 Del. C. § 211 (“Section 211”).

72.    Section 211 requires Delaware corporations to hold “annual” meetings for the purpose of electing directors.

73.    Under Section 211, the Court may order a meeting if no annual meeting for the election of directors has been held for 13 months after the last annual meeting.

74.    The Court may also issue an order that the shares of stock entitled to vote at the meeting and represented in person or by proxy shall constitute a quorum.

75.    Notwithstanding Deckers’ obligations under Delaware law to hold “annual” meetings to elect directors, the Company has not held an annual meeting since September 12, 2016, at which the Director Defendants were reelected.

76.    On September 5, 2017, the Company announced a date for the 2017 Annual Meeting: December 14, 2017, approximately 15 months after the Company’s last annual meeting. This is the first time since the Company’s initial public offering in 1993 that the meeting has been scheduled for the calendar fourth quarter.

77.    In a press release issued by the Company on September 13, 2017, the Company carefully noted that the 2017 Annual Meeting is “currently scheduled to be held on December 14, 2017.”

78.    On a call with Marcato on October 2, 2017, Defendant Gibbons warned that the Company did not want to engage in a contested election during the winter shopping season, historically the Company’s most active and critical sales period. This “problem,” of course, was created by the Board’s decision to schedule the Annual Meeting in the heart of that season — a decision that may have been made to provide the Board with a potential basis, should it prove tactically useful, to further delay the meeting if necessary to avoid defeat in a contested election.

79.    Alarmed by the Chairman’s comments, Marcato sent a letter on October 6, 2017, seeking confirmation that the Company will hold its 2017 Annual Meeting on December 14, 2017, without adjournment or postponement.

80.    The Board’s initial response on October 10, 2017 did not confirm the date for the annual meeting. Instead, counsel to the Company vaguely advised Marcato that “Deckers has made several public statements that evidence its intent to hold the annual meeting on December 14.” But a reference to the Company’s alleged intent is no confirmation at all.

81.    On October 18, 2017, counsel to the Company sent a letter unequivocally rejecting Marcato’s request for confirmation of the December 14, 2017 date. According to the letter: “the Board is not able to, and will not, make such a commitment.”

82.    The letter also makes clear that the Board may further delay the meeting: “[T]here are numerous instances where the Board . . . may determine that it is in the best interests of the Company and its stockholders to change the date or time of the Annual Meeting.”

83.    As a result of the Board’s response, the Company’s September 13, 2017 press release, and Defendant Gibbons’ expressed concerns regarding the prospect of a contested election during the winter shopping season, Marcato is justifiably concerned that the Director Defendants may seek to bootstrap the timing chosen by the Board for the meeting (which was scheduled following Marcato’s notice that it may nominate candidates for election to the Board) as a basis to delay the Meeting, which already is months overdue, yet again.

VI.	THE DIRECTOR DEFENDANTS SEEK TO USE THE PROXY PENALTIES TO COERCE STOCKHOLDERS AGAINST THE MARCATO NOMINEES

84.    On October 3, 2017, Marcato requested that the Board approve the Marcato Nominees to disable the Change in Control Provisions and avoid triggering the Proxy Penalties.

85.    During the more than two weeks that it took the Board to respond, the Company filed its Preliminary Proxy with the Securities and Exchange Commission on October 6, 2017.

86.    The Preliminary Proxy made multiple false and misleading statements regarding the Proxy Penalties.

87.    For example, in “Certain Effects of the Solicitation,” the Company asserted that, with respect to the Change in Control Provisions, “[c]ertain of these material agreements provide that our Board may have discretionary authority to certify Marcato’s nominees, prior to their election, as ‘continuing directors’ solely for the purposes of these agreements.”

88.    But this statement is false. The Change in Control Provisions provide the Board with the discretion to disable the provisions by approving the Marcato Nominees. And to the extent that the Board takes the position that certain agreements do not provide it with the discretion to avoid the Proxy Penalties by approving the Marcato Nominees, those Change in Control Provisions are invalid and unenforceable under Delaware law.

89.    The Preliminary Proxy also is misleading with respect to the timing of a “continuing director” determination. According to the Preliminary Proxy, the “Board, as constituted after any ‘change in control,’ would determine what actions, if any, to take with respect to our equity awards.”

90.    This statement falsely implies that the Board has the ability to retroactively approve the Marcato Nominees after the 2017 Annual Meeting. The Change in Control Provisions do not provide for retroactive approval.

91.    Collectively, the false statements seek to disclaim the Board’s responsibilities and conceal the Board’s ability to neutralize the Proxy Penalties.

92.    Unless corrected, stockholders will be prevented from voting on the basis of complete and accurate information in connection with the upcoming election of directors.

93.    On October 19, 2017, the Company filed an amended Preliminary Proxy Statement with the Securities and Exchange Commission that did not correct any of these false and misleading statements.

94.    On October 18, 2017, counsel to the Company responded by letter to Marcato’s request that its nominees be designated as “Continuing Directors” for purposes of the Change in Control Provisions. Without providing any reason or justification, the Board rejected Marcato’s request, stating that it “does not believe that taking the actions requested in the October 3 Letter – to the extent that it is able to do so – are in the best interests of the Company and its stockholders.”1

95.    The Board has not identified any basis to support its determination not to approve any of the Marcato Nominees under the Change in Control Provisions. The Marcato Nominees are highly qualified and uniformly possess high credentials, character and integrity. The Marcato Nominees have supplied the Board with all information and materials required under the Bylaws to stand for election to the Board and the Board has not identified any alleged deficiencies.

96.    The only apparent motivation behind the Director Defendants’ refusal to approve the Marcato Nominees is to help them maintain their grip on office.

[1]	The Board also rejected Marcato’s proposal, made in a letter dated October 2, 2017, intended to provide stockholders with the ability to both elect the Marcato Nominees and reelect Defendant Powers. Under Marcato’s proposal, it would include Defendant Powers as part of its slate if the Board would obtain Defendant Powers’ consent and increase the size of the Board by one additional seat.

97.    What is more, the Board’s determination not to approve the Marcato Nominees and the basis for such decision, if any, is material information that the Company should disclose to the stockholders immediately. The Company’s failure to update the Preliminary Proxy renders the disclosure false and misleading.

98.    The Board’s letter also casually acknowledges the more than $120 million in accelerated debt, equity awards, and compensation that will result from the Board’s refusal to approve the Marcato Nominees if they prevail in the election: “The October 3 letter is correct that there are consequences under certain of the Company’s material contracts . . . . in the event of an unapproved change in the composition of a majority of the members of the Board. These consequences were fully understood by the Board at the time that these contracts were entered into. These consequences remain understood today.”

COUNT I:

(Violation of 8 Del. C. § 211(c): Against Deckers)

99.    Plaintiff repeats and realleges the allegations of the foregoing paragraphs as if fully set forth herein.

100.    The Company has not held an annual meeting of stockholders for the election of directors since September 12, 2016, which is more than thirteen months before the filing of this Complaint.

101.    The Company has not elected directors by written consent in lieu of an annual meeting, in accordance with 8 Del. C. § 211(b), for more than thirteen months before the filing of this Complaint.

102.    The Company has announced that it intends to hold its 2017 Annual Meeting on December 14, 2017, fifteen months after its last annual meeting.

103.    The Company has refused to confirm that it will hold its 2017 Annual Meeting on December 14, 2017 without further adjournment or postponement.

104.    In light of the Company’s press release noting that the 2017 Annual Meeting is “currently scheduled” to be held on December 14, 2017, Defendant Gibbons’ expressed concerns regarding the prospect of a contested election during the winter shopping season, and the Company’s refusal to confirm that it will hold the annual meeting as scheduled, Marcato is justifiably concerned that the Company may seek to further adjourn or postpone the 2017 Annual Meeting, which is already months overdue.

105.    Under 8 Del. C. § 211(c), Plaintiff is entitled to an order of this Court summarily directing the Company to hold an annual meeting on December 14, 2017, without further adjournment or postponement (unless permitted by the Court), for the purpose of holding an election for all directors. Plaintiff also is entitled to an order declaring that the shares of stock entitled to vote at the meeting and represented in person or by proxy shall constitute a quorum for the purposes of the meeting.

COUNT II:

(Breach of Fiduciary Duty: Against the Director Defendants)

106.    Plaintiff repeats and realleges the allegations set forth above as if fully set forth herein.

107.    As directors of the Company, the Director Defendants owe Deckers’ stockholders, including Marcato, unyielding duties of care, loyalty, good faith, and candor.

108.    The Director Defendants have refused to approve the Marcato Nominees as “continuing directors” and nominate the Marcato Nominees, and thereby have refused to take the steps necessary to neutralize the Proxy Penalties under the Plans and the Credit Agreement in the event that the Marcato Nominees are elected to the Board, without any reasonable basis or justification. Rather, the Director Defendants have refused to approve and nominate the Marcato Nominees for the primary purpose of obstructing the ability of Deckers stockholders to remove the Director Defendants from office.

109.    To the extent that any of the Plans or the Credit Agreement do not provide the Director Defendants with the ability to exercise their discretion to avoid the Proxy Penalties by approving or nominating the Marcato Nominees, those Change in Control Provisions are invalid and unenforceable under Delaware law.

110.    The Director Defendants also have violated their duty of candor. The Director Defendants knowingly caused the Company to issue a Preliminary Proxy that contained false and misleading statements and material omissions regarding the Change in Control Provisions and Proxy Penalties.

111.    As a result of the Director Defendants’ foregoing breaches, Deckers stockholders will be deprived of their opportunity to decide whether to support the Marcato Nominees free from the coercive effects of more than $120 million in Proxy Penalties, and with complete and accurate information concerning all material facts, in connection with the election of directors at the 2017 Annual Meeting.

112.    Plaintiff is entitled to a declaration that the Director Defendants breached their fiduciary duties.

113.    Plaintiff is entitled to an injunction requiring the Board to approve the Marcato Nominees as “continuing directors” under the Plans and to nominate the Marcato Nominees to neutralize the Proxy Penalties.

114.    To the extent that the Board is without discretion to designate the Marcato Nominees as “continuing directors” or nominate the Marcato Nominees for the purpose of defusing the Proxy Penalties under any of the Plans or the Credit Agreement, the Court should declare those Change in Control Provisions void and unenforceable.

115.    Plaintiff is entitled to an injunction requiring the Director Defendants to correct their public misstatements and material omissions concerning the Change in Control Provisions and Proxy Penalties to prevent confusion among the Company’s stockholders regarding material facts.

116.    Plaintiff has no adequate remedy at law.

RELIEF REQUESTED

WHEREFORE, Plaintiff respectfully requests that this Court enter an Order:

i.    Declaring that the Company must hold its annual meeting on December 14, 2017, without further adjournment or postponement (unless permitted by the Court);

ii.    Declaring that the shares of stock represented, whether in person or by proxy, and entitled to vote at the meeting, shall constitute a quorum for the purpose of such meeting;

iii.    Declaring that the Director Defendants breached their fiduciary duties by (a) refusing to approve the Marcato Nominees as “continuing directors” under the Plans, (b) refusing to nominate the Marcato Nominees to disable the Credit Agreement’s Change in Control Provision, and (c) causing the Company to issue a false and misleading Preliminary Proxy.

iv.    To the extent that the Board is without discretion to designate the Marcato Nominees as “continuing directors” or to nominate the Marcato Nominees for the purpose of defusing the Proxy Penalties under any of the Plans or the Credit Agreement, the Court should declare the Change in Control Provision in any such Plan or Agreement void and unenforceable;

v.    Entering a mandatory injunction requiring the Director Defendants, in advance of the 2017 Annual Meeting, to (a) approve the Marcato Nominees as “continuing directors” and (b) nominate the Marcato Nominees;

vi.    Requiring the Director Defendants to fully disclose all material information related to the Change in Control Provisions and the Proxy Penalties;

vii.    Awarding Plaintiff its fees and costs in pursuing this action, including its reasonable attorneys’ fees; and

viii.    Granting Plaintiff such other and further relief as the Court deems just and proper.

OF COUNSEL: Jason M. Halper Nathan M. Bull Ellen V. Holloman Adam K. Magid CADWALADER, WICKERSHAM & TAFT, LLP 200 Liberty Street New York, New York 10281 (212) 504-6000

/s/ A. Thompson Bayliss

A. Thompson Bayliss (#4379)

Adam K. Schulman (#5700)

Daniel J. McBride (#6305)

ABRAMS & BAYLISS LLP

20 Montchanin Road, Suite 200

Wilmington, Delaware 19807

(302) 778-1000

Attorneys for Plaintiff

Dated: October 23, 2017